A KW 3/21/2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14041767

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banorte-IXE Securities International, Ltd.
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 32nd. Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Saa — **212-484-5231** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer P.C.
(Name - if individual, state last, first, middle name)

420 Lexington Ave. Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

TJ 10/14/14

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KW 3/28/14

OATH OR AFFIRMATION

I, Jose Saa ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte-IXE Securities International, Ltd. , as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

County of New York }
State of New York } ss.

Sworn before me this 26th day of February 2014 by Jose Saa.

Notary Public

MATTHEW POLLAKUSKY
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG # 01PO6230971
MY COMM. EXP. NOV. 15, 2014

Jose Saa
Signature

Chief Financial Officer
Title

BANORTE-IXE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa de Bolsa Banorte-IXE, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

AND
SUPPLEMENTAL REPORT ON SIPC

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report

Board of Directors
Banorte-IXE Securities International, Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Banorte-IXE Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banorte-IXE Securities International, Ltd., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Cohen & Schaeffer P.C.

New York, New York
February 27, 2014

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2013

Assets		**2013**
Cash —Includes ($8,079,195 invested in money market accounts)	$	8,620,741
Securities Owned held at clearing broker		2,080,818
Due from Clearing Broker		2,306,033
Accounts Receivable (Note 4)		967,262
Furniture, Equipment, Software and Leasehold Improvements (net of accumulated depreciation of $692,857)		2,150,206
Income Tax Receivable		74,885
Prepaid Expenses		116,327
Security Deposits		506,171
Total Assets	$	16,822,443
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Compensation	$	899,655
Accounts Payable and Accrued Expenses (Note 4)		4,985,281
Income Tax Payable		42,600
Total Liabilities		5,927,536
Stocholder's Equity		
Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional Paid-in Capital		12,668,578
Accumulated Surplus		(1,774,171)
Total stockholder's equity		10,894,907
Total Liabilities and Stockholder's Equity	$	16,822,443

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

On February 1, 2012 the Company merged with IXE Securities, LLC as part of the merger of the ultimate holding company with IXE Grupo Financiero.

The Company receives commision on all trades introduced during the year.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc (FINRA). Receivable from clearing brokers consists primarily of cash balances held at the clearing brokers. The Company is also a member of Securities Investors Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). These financial statements were approved by management and available for issuance on February 27, 2014.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalent as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2013 substantiallly all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of income.

(Expressed in United States Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency transalation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange through out the year. Gains or losses resulting from foreign currency transactions are included in net income.

Revenue recognition

Commissions and fee revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of state and local taxes computed on a basis other than net income.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2013.

(Expressed in United States Dollars)

3. SECURITIES OWNED

Details of securities are as follows:

	2013
Money Market Funds	2,080,818
	2,080,818

Securities which are held at a clearing broker can be sold or repledged by the holder. At December 31, 2013, $2,080,818, of the Company's securities is deposited with a clearing broker and is available for hypothecation.

4. RELATED-PARTY TRANSACTIONS

The Company entered into an agreement with Bolsa and certain affiliates, under common ownership with the Company, for the use of certain Institutional (Referal), technical, administrative, marketing and distributive services and also a proprietary trading system. Detail of related party transactions and balances are as follows:

Parent Company:	**2013**
Service fee paid to a related party	4,225,793
Commission Referal Fees	871,430
Accounts Receivable Referal Fees	113,937
Accounts Receivable	287,411
Accounts Payable and accrued Expenses	3,809,160
Related Companies:	
Accounts Payable	22,461
Occupancy Expenses	7,200
Other Expenses	20,514

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan in accordance with IRS regulation. All eligible employees, as defined may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $129,464 for the year ended December 31, 2013.

6. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

	2013
Construction in Progress	$ 202,778
Equipment	638,891
Furniture and fixture	344,058
Leasehold improvements	1,524,630
Software cost	132,706
	2,843,063
Less: accumulated depreciation	(692,857)
	$ 2,150,206

Depreciation expense related to furniture, equipment, software and leasehold improvements for the year ended December 31, 2013 was $284,862.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2013 consists of the following:

Federal	$ -
State and local	42,600
Total	$ 42,600
Deferred:	
Federal, State and local	-
Total tax provision	$ 42,600

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$ 64,656
State tax-net of federal tax benefit	42,600
Valuation allowance	(64,656)
	$ 42,600

The major sources of temporary differences and their deferred tax effect at December 31, 2013, are as follows:

Deferred tax asset	
Net operating loss benefit	$ 326,856
Depreciation	(152,312)
Less valuation allowance	(174,544)
Net deferred tax asset	$ -

The company has provided a valuation allowance to fully offset the amount of the net deferred asset. Management's conclusion is that the Company would not be able to fully realize its deferred tax assets in the immediate future.

The Company has available, at December 31 2013, unused operating losses carry-forward of $961,341 which may be applied against future taxable income expiring in various years through 2031.

The Company files Federal, New York State and New York City income tax returns as a C corporation. Generally the Company is no longer subject to income tax examination by major taxing authorities for year before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount the relevant tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company leases a space under a lease agreement which terminates in 2022. Future minimum lease payments, at December 31, 2013 are:

Years Ending December 31	
2014	630,504
2015	630,504
2016	630,504
2017	674,289
2018 until 2022	3,301,389
	$ 5,867,190

Rent expensed for the year was $705,778, which included other occupancy costs totaling $46,918.

<u>**Other commitments**</u>

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The

Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2013, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty

9. OFF-BALANCE-SHEET RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2013, the Company did not have any financial instruments sold, but not yet purchased.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities, the Company has the ability to access.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2013, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as at December 31, 2013.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $7,015,698 which was $6,620,529 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.84. to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. FINRA FINE

Banorte-IXE Securities International, Ltd., has executed a Letter of Acceptance, Waiver and Consent ("AWC") under which the firm has, without admitting or denying liability, agreed to pay to FINRA a $475,000 fine to settle the matter. The AWC was accepted by FINRA on January 28, 2014. The amount of the fine has been accrued in the Statement of Income for the year ended December 31, 2013. The settlement is in reference to the inquiry into the firm's foreign finder business model and anti-money laundering compliance program.

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events from January 1, 2014 to February 27, 2014 the date of issuance of the financial statements. During this period with the exception of the FINRA fine as stated in note 12, there were no other events that would have a material effect on the Company's financial position, results of operations or cash flows.

* * * * * *

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Banorte-IXE Securities International, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Banorte-IXE Securities International, Ltd and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Banorte-Ixe Securities International, Ltd's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Banorte-IXE Securities International, Ltd management is responsible for the Banorte-IXE Securities International, Ltd compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 27, 2014

COHEN & SCHAEFFER P.C. CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

To the Board of Directors of
Banorte-IXE Securities International, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Banorte-IXE Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Cohn & Schaeffer P.C.

New York, New York
February 27, 2014